U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

10th Floor of Tower B, Baoneng Center,

Futong East Road, Chaoyang District, Beijing 100102 China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On February 10, 2015, the Registrant’s controlled company, Tri-Tech (Beijing) Co., Ltd., a Chinese company (“TTB”), entered into a joint venture agreement (the “Agreement”) with Richmond Biosciences Private Limited, a company incorporated under the laws of India (“RBPL”) in order to manage TTB’s projects (the “Projects”) awarded on October 19, 2011 to TTB by Bihar Urban Infrastructure Development Corporation Limited (“BUIDCO”).

According to the Agreement, RBPL and TTB will create a joint venture, pursuant to which TTB contributes $4 million and receives 40% of the share capital of such joint venture, and RBPL contributes $6 million and receives 60% of the share capital of such joint venture, subject to adjustment upon completion of due diligence. TTB’s contribution will consist of efforts and expenditures to date made in regard to the Projects. RBPL’s contribution will consist of cash and replacement and return of certain guarantees made by TTB.

The joint venture will be managed under the leadership of six directors, four of which shall be nominated by RBPL and two of which shall be nominated by TTB. Day to day operation of the joint venture will be delegated to RBPL.

Closing of the Agreement is anticipated to occur on or before February 28, 2015, pending satisfaction of closing conditions and completion of due diligence.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-TECH HOLDING INC.

By:	/s/ Phil Fan
Name: Phil Fan Its: Chief Executive Officer

Dated: February 17, 2015